Exhibit (a)(5)

Avigen Board Discontinues Strategic Merger Discussions to Develop a Plan for Liquidation

Avigen Board Neutral on Tender Offer

Alameda, CA, March 26, 2009 – Avigen, Inc. (Nasdaq: AVGN), a biopharmaceutical company, today announced that its Board of Directors has discontinued its strategic merger discussions and intends to develop a plan of liquidation following the special meeting of stockholders on March 27, 2009 if the BVF Nominees are not elected to the Board. The Board also announced that it reviewed the conditional offer from BVF Acquisition LLC and its affiliates to acquire all of the outstanding shares of Avigen. The Board, after a thorough review with management and its financial and legal advisors, is expressing no opinion and is remaining neutral with regard to the tender offer.

In taking a neutral stance on the tender offer, the Board noted the following:

  The Board believes that the offer price of $1.20 per share is approximately the company’s current net cash value less wind down costs, but does not reflect the value for the company’s other assets, including its AV411 pain and addiction program and rights to future payments from Genzyme Corporation.

  The Board recognizes the preference of some shareholders for immediate and certain liquidity.

  The Board believes it can deliver more than $1.20 per share from net cash assets less wind down costs, rights to approximately $6 million ($0.20 per share) of near-term Genzyme payments and the sale of AV411.

  BVF has stated that it intends to pursue a transaction with MediciNova, which the Board does not believe under the current terms would be in the best interests of stockholders.

“Based on the actions taken by BVF, Avigen’s Board believes its ability to pursue the strategic alternatives that the Board believes will increase stockholder value is all but foreclosed,” stated Zola Horovitz, Ph.D., Avigen’s Chairman of the Board. “Our Board has established a responsible pattern for dealing decisively with strategic issues, as demonstrated following the negative data from the company’s AV650 clinical trial in October 2008. While our Board considers the inability to continue its strategic process unfortunate, it has abandoned discussions for a strategic transaction and intends to develop a plan that will maximize liquidation value. As such, the Board determined that the company no longer needs to retain the services of the majority of its employees that were supporting strategic discussions and has reduced its headcount accordingly.”

The officers of the company included in the headcount reduction were Kenneth Chahine, Chief Executive Officer and President, Michael Coffee, Chief Business Officer, and M. Christina Thomson, General Counsel. Taking over as Chief Executive Officer and President is Andrew Sauter, the company’s Chief Financial Officer.

About Avigen

Avigen is a biopharmaceutical company that has focused on identifying and developing differentiated products to treat patients with serious neurological and other disorders. Avigen is seeking to monetize AV411, its potential product for neuropathic pain and opioid withdrawal and methamphetamine addiction. For more information about Avigen consult the company's website at www.avigen.com.

Statement under the Private Securities Litigation Reform Act

The statements in this press release relating to Avigen’s belief that it will be able to deliver more than $1.20 per share from net cash assets less wind down costs, rights to approximately $6 million ($0.20 per share) of near-term Genzyme payments and the sale of AV411, is a forward-looking statement. This statement is subject to risks and uncertainties that could cause actual results to differ materially from those projected in these forward-looking statements, including the risk that Avigen will not be able to negotiate or conclude an AV411 transaction on the terms and with the timing that it intends due to a variety of factors, including monetary, intellectual property, technological or other constraints, as well as the requirements of the parties with which it is negotiating, and the risk that the triggering events for the Genzyme payments will not occur. Other risks and uncertainties relating to Avigen are detailed in reports filed by Avigen with the Securities and Exchange Commission, including Avigen’s annual report on Form 10-K for the year ended December 31, 2008, under the caption "Item 1A. Risk Factors" in Part I of that report, which was filed with the SEC on March 16, 2009.

Important Information

In connection with the solicitation of proxies, Avigen filed with the Securities and Exchange Commission (the “SEC”) and mailed to stockholders a definitive proxy statement dated March 9, 2009. Avigen’s stockholders are urged to read the proxy statement and any other relevant documents when they become available as they contain important information. Stockholders may obtain additional free copies of the proxy statement and other relevant documents filed with the SEC by Avigen through the website maintained by the SEC at www.sec.gov. These documents can also be obtained free of charge from Avigen at Avigen’s website at www.avigen.com under the “Investors” tab. Stockholders may also contact Innisfree M&A Incorporated with questions or requests for additional copies of the proxy materials by calling toll free at (888) 750-5834. Detailed information regarding the names, affiliations and interests of individuals who are participants in the solicitation of proxies of Avigen’s stockholders is available in Avigen’s definitive proxy statement filed with SEC on March 9, 2009.

CONTACT:
Michael Coffee, Chief Business Officer
Avigen, Inc., 1301 Harbor Bay Parkway, Alameda, CA 94502
510-748-7376
ir@avigen.com
www.avigen.com